UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 28, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GenMark Diagnostics, Inc.

File No. 333-165562 - CF#24954

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GenMark Diagnostics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 19, 2010, as amended.

Based on representations by GenMark Diagnostics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through June 7, 2016
Exhibit 10.8	through January 21, 2017
Exhibit 10.9	through October 15, 2018
Exhibit 10.10	through October 17, 2015
Exhibit 10.11	through July 19, 2016
Exhibit 10.12	through April 18, 2012
Exhibit 10.13	through July 7, 2015
Exhibit 10.14	through November 9, 2016
Exhibit 10.25	through February 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel